UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                          Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                            No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS FOR THE FIRST QUARTER OF 2006

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on the Company’s work; patents liability and other claims asserted against the Company; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our filings with the Securities and Exchange Commission; and any other factors that may affect performance. In addition, certain forward-looking statements contained in this report relate to the Company’s acquisition of American Medical Instruments Holdings, Inc. and the related transactions, including the incurrence of approximately $600 million of indebtedness to finance the acquisition.  There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities related to the acquisition will be realized in the amounts or times contemplated.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

May 9, 2006

By

/s/ K. Thomas Bailey

Name: K. Thomas Bailey

Title:   Chief Financial Officer

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS
FOR THE FIRST QUARTER OF 2006

VANCOUVER, BC, May 9, 2006 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced financial results for the first quarter ended March 31, 2006.

Highlights included:

•

The announcement and closing of the acquisition of American Medical Instruments Holdings (AMI) for $787.9 million in cash, plus acquisition costs of $8.2 million. With the completion of the AMI acquisition on March 23rd, the quarter ending March 31, 2006 will be the final quarter to report Angiotech earnings without the operating results of AMI.

•

Revenues of $41.9 million, with $39.4 million of total revenues representing royalties derived from sales by Boston Scientific (BSC) of paclitaxel-eluting coronary stent systems.

•

EPS according to GAAP was $0.09 per common share.

•

Adjusted EPS was $0.16 per common share. Excluding litigation expenses, Adjusted EPS was $0.19 per common share.

•

The announcement and closing of $425 million of senior secured credit facilities and $250 million in aggregate principal amount of Senior Subordinated Notes to finance the acquisition of AMI.

•

Independently sponsored clinical data was released from the STENT Registry at the American College of Cardiology in Atlanta, GA that continues to support the efficacy and safety of the TAXUS® Stent System.

•

Announcement of additional positive clinical data regarding our non-drug loaded Adhibit™ sprayable biomaterial adhesion barrier product candidate presented at the 19th Annual Congress of Obstetrics and Gynecology in Torino, Italy.

•

Announcement of a license agreement between Surgical Specialties Corporation (a subsidiary of Angiotech) and Collagen Matrix Technologies Inc. for Dermalogen™ injectable dermal filler products.

Condensed Financial Results

This press release contains the condensed financial statements derived from the unaudited consolidated interim financial statements for the three months ended March 31, 2006 and the audited consolidated financial statements for the year ended December 31, 2005. For a copy of our full financial results for the first quarter, including Management’s Discussion and Analysis and Interim Financial Statements, please visit our website at www.angiotech.com.

The following discussion and analysis of results from our operations excludes the financial results from our Dutch subsidiaries (MCTec Holdings BV and MCTec BV) and NeuColl, Inc. which are reported as discontinued operations.  All discussions and analyses pertain to continuing operations only, unless otherwise noted.

Due to the timing of the closing of the acquisition of AMI in relation to the end of the March 31, 2006 reporting period, the net earnings of AMI for the period from March 23 to March 31, 2006 did not significantly impact the Company’s current period earnings and will be included in the net earnings for the second quarter of 2006.

Operating Income

On a GAAP basis, net income from continuing operations for the quarter ended March 31, 2006 was $8.0 million ($0.09 basic net income per common share) compared to $19.2 million ($0.23 basic net income per common share) for the same quarter in the prior year.

Adjusted net income from continuing operations for the quarter ended March 31, 2006 was $13.3 million ($0.16 adjusted basic net income from continuing operations per common share), compared to adjusted net income from continuing operations of $20.6 million ($0.25 adjusted basic net income from continuing operations per common share) for the same quarter in the prior year.  The decrease in adjusted net income from continuing operations when compared to the same quarter in the prior year was primarily a result of a decrease in royalty revenue derived from the sale of paclitaxel-eluting coronary stent systems by our partner BSC.  The decrease in royalty revenues, as compared to the same quarter of 2005, was the result of two primary factors: a reduction in our top royalty rate applied to BSC end-user sales from 11% to 9% as a result of BSC reaching designated total sales goals as defined in our License Agreement with BSC, and lower end-user sales of paclitaxel-eluting stents by BSC in the quarter ended December 31, 2005 as compared to the prior quarter ended December 31, 2004, from which our first quarter royalty revenue amounts are derived.  Quarterly operating results were also impacted by increases in litigation expenditures.  Excluding litigation expenditures, adjusted basic operating net income per common share for the quarter would have been $0.19.

Adjusted EBITDA for the quarter, excluding litigation expenses, was $19.8 million, compared to $33.7 million during the same quarter of 2005.

Revenue

Revenue of $41.9 million for the quarter ended March 31, 2006 included royalty revenue of $39.4 million derived from sales of paclitaxel-eluting coronary stent systems by our partner BSC, and other royalty, product and license-related revenue of $2.5 million.

Paclitaxel-eluting coronary stent system related royalties of $39.4 million received during the quarter were derived from $537 million of worldwide paclitaxel-eluting coronary stent net sales, as reported to us by BSC for their fourth quarter ended December 31, 2005. BSC’s publicly reported worldwide paclitaxel-eluting stent system sales of $606 million included sales of the balloon component of the system for which we do not receive royalty revenue.  The royalty rate earned in the quarter on net stent sales was 7.9% for sales in the U.S. and 6.3% for sales in other countries.

For the quarter ended March 31, 2006, BSC publicly reported worldwide revenue from sales of paclitaxel-eluting coronary stent systems of $633 million, of which $419 million was revenue realized from sales of systems in the U.S.  We expect to realize royalties related to BSC’s first quarter sales during our second quarter ended June 30, 2006.

Expenses

Research and development expenditures for the quarter totaled $9.5 million, an increase of $2.0 million as compared to the same quarter in 2005.  The increase was primarily due to an increase in clinical trial expenses relating to our Central Venous Catheter and Vascular WrapTM programs and higher salaries and benefits costs (including stock-based compensation) due to the hiring of additional personnel to support the continued progress of our research and development programs.

Total selling, general and administrative expenditures for the quarter totalled $10.1 million, an increase of $3.6 million when compared to the same quarter in 2005. The increase in expenditures was primarily due to a $2.1 million increase in patent and litigation related activities and higher salaries and benefits costs reflecting an increase in the number of employees required to support our growing operations.

During the quarter ended March 31, 2006, we recorded in-process research and development expense of $1.0 million relating primarily to a license payment due to Poly-Med, Inc. as a milestone was met during the period.

Investment and Other Income

Investment and other income increased by $0.9 million when compared to the same quarter in 2005, due to higher cash balances available for investment and higher investment yields.  We also incurred a loss of $1.5 million in connection with our redemption of certain of our long-term investments prior to maturity during the quarter in order to use a portion of our excess cash resources to finance the acquisition of AMI.  During the quarter ended March 31, 2006, we incurred interest expense of $1.0 million on our long-term debt obligations for the nine days from March 23, 2006, the date the debt was issued, until March 31, 2006.

At March 31, 2006, we had working capital of $145.7 million and cash resources of $134.9 million, consisting of cash, cash equivalents and available-for-sale debt securities. In aggregate, our cash resources decreased by $189.5 million from $324.4 million at December 31, 2005, primarily due to the use of cash to finance the AMI acquisition.

Conference Call Information

A conference call to discuss these financial results and other quarterly highlights will be held on Tuesday, May 9, 2006 at 8 AM PST (11 AM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialling toll-free at 1-800-329-9097 (North America) or 617-614-4929 (International) and entering Access Code 19972059.  A recording of the call will be available until Tuesday, May 16, 2006 by calling 1-888-286-8010 (North America) or 617-801-6888 (International) and entering Access Code 61788034.

Forward Looking Statements

Statements contained in this report that are not based on historical fact, including without limitation statements containing the words "believes," "may," "plans," "will," "estimate," "continue," "anticipates," "intends," "expects" and similar expressions, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and constitute “forward-looking information” within the meaning of applicable Canadian securities laws.  All such statements are made pursuant to the “safe harbor” provisions of applicable securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2006 and beyond, our strategies or future actions, our targets, expectations for our financial condition and the results of, or outlook for, our operations, research development and product and drug development.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors are taken into account as part of our assumptions underlying these forward-looking statements and include, among others, the following: general economic and business conditions, both nationally and in the regions in which we operate; technological changes that impact our existing products or our ability to develop future products; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon, and relationships with strategic alliance partners to develop and commercialize products and services based on our work; our ability to obtain rights to technology from licensors; liability for patent claims and other claims asserted against us; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; other factors referenced in our annual information form and other filings with the applicable Canadian securities  regulatory authorities or the Securities and Exchange Commission; and any other factors that may affect performance. In addition, the actual results expressed or implied by certain forward-looking statements contained in this report may be affected by our acquisition of AMI, which we completed on March 23, 2006 and the related transactions. There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities all related to the acquisition of AMI will be realized in the amounts or times contemplated.

In addition, our business is subject to certain operating risks that may cause the actual results expressed or implied by the forward-looking statements in this report to differ materially from our actual results. These operating risks include: our ability to successfully complete preclinical and clinical development of our products; the ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our technology and products; the ability to complete and maintain corporate alliances relating to the development and commercialization of our technology and products; market acceptance of our technology and products; the competitive environment and impact of technological change; the continued availability of capital to finance our activities; our ability to integrate into our business the operations of AMI; and our ability to achieve the operational and other synergies and the other commercial or financial benefits expected as a result of the acquisition of AMI.

Given these uncertainties, assumptions and risk factors, readers are cautioned not to place undue reliance on such forward-looking statements.  We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained in this report to reflect future results, events or developments.

Financial Information and Certain Non GAAP Financial Measures

Amounts, unless specified otherwise, are expressed in U.S. dollars.  Financial results are reported under United States generally accepted accounting principles (“U.S. GAAP”) unless otherwise noted.  All per share amounts are stated on a basic basis unless otherwise noted.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items.  Adjusted net income from continuing operations and adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) exclude acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions, stock based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances and other non-recurring items. Adjusted EBITDA also does not include litigation expenses related to defending intellectual property claims. Adjusted net income from continuing operations and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses these non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of adjusted net income from continuing operations to net income according to GAAP, and have provided a definition and a reconciliation of net income to adjusted EBITDA, in the attached tables.

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company that discovers and develops innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three Months Ended March 31, 2006			Three Months Ended March 31, 2005
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	41,090		41,090	51,274		51,274
Product sales	802		802	1,058		1,058
License fees	53	(53) a	-	3,348	(3,348) b	-
	41,945	(53)	41,892	55,680	(3,348)	52,332
EXPENSES
License and royalty fees	6,513		6,513	7,999	(425) b	7,574
Cost of goods sold	634		634	945		945
Research and development	9,488	(454) c	9,034	7,498	(513) c	6,085
					(900) d
Selling, general and administrative	10,142	(647) c	9,495	6,548	(778) c	5,503
					(267) d
Depreciation and amortization	2,166	(1,563) e	603	2,259	(1,558) e	701
In-process research and development	1,042	(1,042) f	-	1,000	(1,000) f	-
	29,985	(3,706)	26,279	26,249	(5,441)	20,808
Operating income	11,960	3,653	15,613	29,431	2,093	31,524
Other income (expenses):
Foreign exchange gain (loss)	171	(171) g	-	(428)	428 g	-
Investment and other income	2,704		2,704	1,829		1,829
Interest expense on long-term debt	(989)	989 h	-	-		-
Loss on redemption of investments	(1,477)	1,477 i	-	-		-
	409	2,295	2,704	1,401	428	1,829
Income from continuing operations before income taxes	12,369	5,948	18,317	30,832	2,521	33,353
Income tax expense	4,389	655 j	5,044	11,598	1,147 j	12,745
Net income from continuing operations	7,980	5,293	13,273	19,234	1,374	20,608
Net loss from discontinued operations, net of income taxes	(445)	445	-	(406)	406	-
Net income for the period	7,535	5,738	13,273	18,828	1,780	20,608

Basic net income per common share from continuing operations	0.09		0.16	0.23		0.25
Diluted net income per common share from continuing operations	0.09		0.16	0.23		0.24
Weighted average shares outstanding (000’s) – basic	84,534		84,534	84,049		84,049
Weighted average shares outstanding (000’s) – diluted	85,853		85,853	84,812		84,812

a.

Non-recurring license fee revenue.

b.

License fee revenue relating to license agreement with CABG Medical, Inc., net of license fees due to licensors.

c.

Stock based compensation expense.

d.

Termination costs relating to consolidation activities at Palo Alto facility.

e.

Amortization of acquisition related intangible assets and medical technologies.

f.

In-process research and development expense, relating primarily to $1.0 million payment due under license agreement with Poly-Med, Inc.

g.

Foreign exchange fluctuations on foreign currency cash and investment balances.

h.

Interest expense from March 23, 2006 to March 31, 2006 related to the AMI transaction.

i.

Loss on early redemption of short-term and long-term investments.

j.

Tax effects of adjustments a. through i.

ANGIOTECH PHARMACEUTICALS, INC.

CALCULATION OF ADJUSTED EBITDA

(Unaudited)

	Three Months Ended March 31,
(in thousands of U.S.$)	2006	2005

Net income on a GAAP basis	7,535	18,828
Interest expense on long-term debt	989	-
Income tax expense	4,389	11,429
Depreciation and amortization	2,247	2,854
EBITDA	15,160	33,111
Adjustments:
Loss from discontinued operations, excluding depreciation, amortization and income tax expense included above	400	74
In-process research and development	1,042	1,000
Stock-based compensation	1,101	1,291
Palo Alto consolidation expenses	-	1,167
Non-recurring revenue, net of license fees	(53)	(2,923)
Litigation expenses	3,528	1,407
Foreign exchange gain (loss)	(171)	428
Investment and other income	(2,704)	(1,829)
Loss on redemption of investments	1,477	-
Adjusted EBITDA	19,780	33,726

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	March 31,	December 31,
(in thousands of U.S.$)	2006	2005
ASSETS
Cash and short-term investments	134,853	195,442
Accounts receivable	27,271	3,377
Inventories	30,032	786
Other current assets	17,713	9,267
Total current assets	209,869	208,872
Long-term investments	51,118	170,578
Property and equipment, net	53,114	11,042
Intangible assets, net	256,062	45,447
Goodwill	628,039	46,071
Deferred income taxes	4,208	11,350
Deferred financing costs	17,798	-
Other assets	2,855	1,334
	1,223,063	494,694
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	64,171	27,555
Long-term debt	596,500	-
Deferred income taxes	73,490	-
Other long-term liabilities	4,354	4,459
Stockholders’ equity	484,548	462,680
	1,223,063	494,694

For additional information, please contact:

Janet Craig

Vice President, Investor Relations & Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-6933 or jcraig@angio.com